Contact

www.linkedin.com/in/ron-brough-825bb413 (LinkedIn)

Top Skills

Film Development
Department Management
Budget Management

Ron Brough

Motion Picture Creative Producer
Pleasant Grove, Utah, United States

Summary

Ron Brough is a creative motion picture producer with more than twenty years of proven expertise in developing films and taking them from inception to screenplay; from budgeting to casting; from pre-production to completion; and from distribution to profitability. He has developed and produced twenty documentaries, a dozen short films, and ten features. His latest project, "Saurus City," is a stop motion animated feature starring Dennis Quaid, Ron Perlman, Emma Roberts, Tim Meadows, and Julia Ormond. His previous experience includes work as an advertising creative director, corporate communications director, as well work in the 3D animation and special effects industry.

Reel at https://vimeo.com/828382518
IMDB page: https://www.imdb.com/name/nm3546823/

Experience

Self-employed

Independant Motion Picture Producer
September 2012 - Present (12 years 1 month)
Utah, United States

Ron Brough has produced more than twenty documentary films, thirteen short films, and a dozen feature films including Christmas Oranges, Miracle Maker, Little Women, Christmas Break-In, and The Santa Box. He is currently finishing producing the upcoming stop-motion animated feature Saurus City starring Dennis Quaid, Ron Perlman, and Emma Roberts. Ron is also is the creative driver behind dozens of books including Stories from the Life of Porter Rockwell, Presidents and Prophets, Fathers of Faith, and The Worldwide Ward Cookbook series. His previous experience includes motion pictures, publishing, a decade as an advertising creative director, as well work in the 3D animation and visual effects industry.

https://www.imdb.com/name/nm3546823/

Covenant Communications
Creative Director/Executive Producer
February 2003 - September 2023 (20 years 8 months)
American Fork, Utah

I directed the development, production, post-production, marketing, and distribution of motion pictures including feature films, documentaries, and short films as well as the development of illustrated book products.

Nature's Sunshine Products
Sr. Manager, Electronic Media Group
November 1995 - June 2000 (4 years 8 months)
Provo, Utah, United States

At NSP I directed strategy, content, and production of film, video, and new media projects designed to recruit, motivate, and educate the sales channel. These included a one-hour monthly satellite television program, TV spots, product videos, sales motivation presentations, event support, and interactive video programs.

Viewpoint DataLabs
Marketing and Communications Director
March 1993 - January 1995 (1 year 11 months)
Orem, Utah

Directed marketing, advertising, public relations, and trade shows for 3D modeling and visual effects company.   Viewpoint's work appears in hundreds of national television spots, music videos, and movies including Independence Day, Outbreak, Antz, Aliens 3, Batman Returns, Godzilla, Mortal Kombat, and Species.

https://pro.imdb.com/company/co0047647/

Matol Botanical International
Director of Communications
October 1991 - May 1993 (1 year 8 months)
Orem, Utah and Montreal, Quebec

Directed communications team in concept development and production of advertising, sales collateral, film and video productions, and sales channel support for $250 million direct selling company.

Evans & Sutherland

Marketing Communications Manager
October 1989 - October 1991 (2 years 1 month)
Salt Lake City, Utah, United States

Managed media relations, advertising, and trade shows for 3D design software and high-end computer hardware sold to the 3D animation, scientific visualization, automotive styling, and industrial design markets. I also worked for them as a contractor in 1995.

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Education

Weber State University
BSc, Communications · (1978 - 1984)